September 5, 2007

VIA EDGAR

William Thompson
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Blue Square - Israel Ltd. Form 20-F for the Year Ended December 31, 2006 File No. 1-14426

Dear Mr. Thompson:

We enclose herewith responses to the comments raised by the Staff in its comment letter, dated July 19, 2007, with respect to the Form 20-F of Blue Square – Israel Ltd. (the “Company” or “Blue Square”) for the year ended December 31, 2006. Below we have noted the Staff’s comment in bold face type and Blue Square’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

Item 3. Key Information. Page 1

A. Selected Financial Data. Page 1

1.	Please disclose the number of ordinary shares outstanding for each period presented. Refer to Item 3.A.2 of Form 20-F.

In response to the comment, the Company will revise its future filings to include the following table:

	December 31,
	2002	2003	2004	2005	2006

Number of ordinary shares outstanding	38,400,000	38,400,000	38,782,336	38,950,091	39,692,983

2.	Please clarify your definition of same store sales in note (3) to specifically address stores that are renovated, expanded or relocated. Explain in detail when you consider a store resizing to be significant. Lastly, disclose how you calculate same store sales in item 5.

In response to the comment, the Company will revise in future filings, note (3) and item 5 to include the following proposed paragraph:

The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period or were resized significantly during the period (including for renovation or expansion purposes). Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

Item 5. Operating and Financial Review and Prospects, Page 44

Operating results, page 46

3.	Where you describe two or more business reasons that contributed to a material change in financial statements line item between periods, please quantify, to the extent practicable, the incremental impact of each of the factors you identify that contributed to overall increases in sales and general and administrative expenses in your discussion of operating results for fiscal year 2006 compared with fiscal year 2005.

In response to the comment, the Company will revise its future filings to include the following information:

The primary business reasons that contributed to the increase in selling, general and administrative expenses from NIS 1,269.8 million in 2005 to NIS 1,396.9 million in 2006 include (1) an increase of approximately NIS 85 million in connection with new activities such as new stores operation, launching the new “YOU” loyalty plan, and consolidation of the financial results of Kfar Hashaashuim into the Company’s consolidated financial results for the entire 2006, as compared to consolidation of Kfar Hashaashuim’s financial results into the Company’s consolidated financial results for only the second half of 2005, and (2) an increase of approximately NIS 42 million related to expenses generated from the increase in the Company’s ongoing operations, mainly in respect of an increase in wage expenses due to new positions and to the increase in the minimum wage.

The primary business reasons that contributed to the increase sales from NIS 5,797 million in 2005 to NIS 6,515 million in 2006 include: (1) an increase of approximately NIS 292 million in Same Store Sales related to success of the Company’s brand management strategies, including the restructuring of operations into three brands the identification of the “return to the neighborhood” trend and the strengthening of discount brands, (2) an increase of approximately NIS 289 million related to ongoing expansion, including the opening of seven stores during the year, increasing the Company’s sales area by approximately 11,304 square meters, and renovations carried out throughout the chain and (3) an increase of approximately NIS 137 million in respect of the consolidation of the financial results of Kfar Hashaashuim into the Company’s consolidated financial results for the entire 2006, as compared to consolidation of Kfar Hashaashuim’s financial results into the Company’s consolidated financial results for only the second half of 2005.

Report of independent registered public accounting firm. Page F- 2

4.	PCAOB Auditing Standard No.1 requires that an auditor’s report issued in connection with any engagement performed in accordance with the auditing and related professional practice standard of the PCOAB state that the engagement was performed in accordance with the standard of the PCAOB. A reference to auditing standards is no longer appropriate. Please revise to include a report from your independent registered public accounting firm that refers to the standards of the PCAOB. See SEC Release 34-49709 issued May 14, 2004 and PCAOB auditing standard No. 1

The reference to auditing standards results from a typo. Please refer to the Report of our independent registered public accounting firm included in the Company’s filing on Form of 6k dated March 26, 2007 which state “We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).”

The above 6K filing can be viewed at:
http://www.sec.gov/Archives/edgar/data/1016837/000117891307000579/zk73567.htm

The report of the Independent Registered Accounting Firm will be replaced in future filings with a revised one.

Consolidated financial statements. Page F-4

5.	We note your disclosure on page .63 that distributions of your subsidiaries are subject to the profit test under Israeli companies Law. Please tell us the extent to which your consolidated and unconsolidated subsidiaries and associated companies are restricted from transferring funds to you in form of loans, advances or cash dividends without the consent of a third party, such as a regulatory agency. If restricted net assets of your consolidated and unconsolidated subsidiaries and associated companies exceeded 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the condensed financial information required by Rule 12-04 of Regulations S-X. Refer to Rule 5-04 of Regulations S-X.

The Israeli Companies Law restricts a company from distributing dividends (whether in cash or not) in excess of its profits (the “Profit Test”). For this purpose, “Profits” are the balance of surplus or the surplus, accumulated over the past two years, whichever is greater, in accordance with the latest financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. “Surplus” are sums included in a company’s equity originating from the net profits of the company, as determined in accordance with generally accepted accounting principles. A dividend distribution which does not comply with the “Profit Test” has to be approved by the District Court. In addition, a company may effect a distribution of its profits, provided that there is no reasonable concern that such distribution might deprive the company of its ability to pay its existing and anticipated debts (hereinafter “the ability to pay test”).

The limitations under the Israeli Companies Law described above relate only to dividend distributions and are not applicable to loans from a subsidiary to its parent company which are on market terms.

Therefore, the Company’s subsidiaries and associated companies are not restricted from transferring funds in the form of loans and advances. Such loans and advances may require the approval of the competent organs of a company (including shareholders), but would not require the approval of a court or a regulatory agency.

The Company noted the Staff comment and therefore respectfully acknowledges to the Staff that the above legal limitations do not result in assets of subsidiaries or associated companies being defined as restricted.

Based on the above, the Company concluded that no additional disclosure is required under Rule 5-04 of Regulation S-X.

6.	Reference is made to your disclosure in note 15 (b) regarding your allowance for doubtful accounts. Please tell us what considerations you gave to providing the information required by Rule 12-09 Regulation S-X. In your response please tell us the amount of your provision for doubtful accounts, write-offs and other changes in allowance for each year presented.

In response to the comment, the Company will revise its future filings of Form 20-F to provide the information required by Rule 12-09 within the notes to the financial statements. Please find below the required information with respect to the years ended December 31, 2006 and 2005.

	2005	2006
	NIS in thousands

Balance as of beginning of the year	22,382	26,273
Changes during the year:
Charges to costs and expenses, net	2,702	3,672
Charges to other accounts *	1,189	-

Balance as of end of the year	26,273	29,945

*Acquisition of a subsidiary consolidated for the first time.

Consolidated Balance sheets. Page F-4

7.	Please disclose the nature of the restricted deposit included in investments and long term receivables. In addition, please tell us why the deposit in bank included in current assets is not disclosed as cash equivalents. Additional disclosure regarding the classification of these items might be useful to investors.

The Company disclosed the nature of the restricted deposit in note 9b(2) to its 2005 financial statements, as follows:

“On December 28, 2005, Blue Square received a bank loan in the amount of NIS 500 million. As of December 31, 2005, the loan monies are placed in a deposit in the amount of NIS 500 million that is included under investment and long-term receivables. The deposit is for a period of 13 months and bears interest at an annual rate of prime minus 1.37% and is pledged in favor of the loan.”

As the deposit was for a period of 13 months it was classified in the 2005 balance sheet as a long term investment. During 2006, the Company extended the deposit for an additional seven months, until July 2007.

As of December 31, 2006, the said loan was fully repaid, and the bank deposit was no longer restricted. As the remaining period until the release of the deposit, was less than a year, it was classified as part of current assets but not as cash and cash equivalents due to its maturity term (over three months). Since at December 31, 2006 this deposit was no longer restricted and the release date was within a short period of time, the Company did not consider the abovementioned information as necessary.

Consolidated Statements of Cash Flows, page F-8

8.	Please tell us whether you are permitted to net purchases and sales of marketable securities under Israeli GAAP, and if so, under what circumstance. Please cite the relevant accounting standard of the IASB.

Opinion No.51 of the Institute of Certified Public Accountants in Israel (“Statement of Cash Flows”) states, in paragraph 2.4, that short term investments in marketable securities may be presented on a net basis.

Below is a translation of the said paragraph:

“2.4 Offsets in the statement

As a general rule, in order to ensure that the statement of cash flows will be meaningful, it is considered inappropriate to offset cash receipts and cash payments, even if the source of both is from related or similar transactions. However, in cases where the quantity of transactions is large and the turnover rapid, a presentation of cash flows in gross terms is either not essential for the understanding of the cash flows of the business, or the additional information provided by such a presentation would be minor. Accordingly, the Institute determines that cash flows from current short-term activities (such as short-term borrowings, bank overdrafts and short-term investments in marketable securities) may be presented on a net basis in relation to each individual item.”

Since the Company’s investments in marketable securities are held for a short term and the quantity of transactions is large and the turnover rapid, management concluded that cash flows from investment in marketable securities should be presented on a net basis, in accordance with Opinion No. 51.

Consolidated Statements of Cash Flows, page F-8

9.	Please tell us whether accounting standards of the IASB require disclosure of revenues for each product and service or each group of similar products and services, and if so, the provisions of standards. In any event, please include a summary of revenues from each product and service or each group of products and services for the year presented and a discussion of the extent to which changes in sales are revenues are attributable to volume or amount of products or services being sold or to the introduction of new products and services in the operating and financial review required by Item 5 of Form 20-F.

The Company is the second largest food retailer in the State of Israel. The company generates its revenue through the following operations:

a.	Through its supermarkets the Company offers a wide range of food and beverage as well as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile, health and beauty aids, infant’s products, cosmetics and hygiene products and prescription drugs. In 2006 and 2005, revenues from the sale of these products aggregated to approximately NIS 6,274 million and NIS 5,698 million, respectively.
b.	Through its subsidiary – Kfar Hashaashuim, the company also offers some of the above mentioned products to wholesalers which are Kfar Hashaashuim’s franchises. In 2006 and 2005, Kfar Hashaashuim revenues aggregated approximately NIS 228 million and NIS 91 million, respectively and represented approximately 3.5% and 1.6% of the Company’s consolidated revenues, respectively.
c.	The Company also generates revenue from its real estate activities – renting its assets to third parties. In 2006 and 2005, revenues from real estate aggregated to approximately NIS 13 million and NIS 9 million, respectively.

Operational decisions made by management, are based on the individual operational performance of the store, and not based on the sales of the different products or group of products. The operational performance reports for each individual store, such as sales per meter, sales per employee, gross profit and operating profit is available for management review on a monthly basis, and is thoroughly analyzed by management. Based on the above reports, management takes operational decisions.

IASB’s Accounting Standard No. 25 – “Revenue”, which is applicable commencing January 1, 2006, requires the disclosure of each significant category of revenue (e.g., from the sale of products, services, etc.). The Company views the sale of products in its supermarkets, representing retail activities, as the sale of one income category. The revenues of Kfar Hashaashuim and the revenues from the real estate activities may be considered as a different category of income, but are immaterial to total revenues. The consolidated increase in sales in 2006 is not a result of new products or services meeting the significance of IASB 25 and thus management is of the opinion that, no further disclosure is required by Item 5 of Form 20-F.

10.	please disclose, either in the notes to the consolidated financial statements or in an exhibit, a statement explaining in reasonable detail how basic and diluted earnings per share information was calculated for the years presented. Refer to paragraph 6 of the instructions as to exhibits in Form 20-F.

In response to the comment , the Company will add in future filings of Form 20-F the following proposed table to it financial statements:

Net income per share:

	Year ended December 31
Net income	2006	2005	2004
	NIS in thousands

Net income for the period, as reported in the income statements, used in
computation of basic net income per share	213,911	89,991	60,548
Less - the amount included in the said income, relating to Company's
share in profits of an investee company	(49,083)	-	-
Add - the Company's share in the diluted profit of this investee company	48,905	-	-
Adjustment in respect of financial expenses relating to debentures
convertible into shares (net of tax)	7,260	10,333	7,489

Total net income for the purpose of computing diluted income per share	220,993	100,324	68,037

Number of shares	Year ended December 31
	2006	2005	2004

Weighted average number of shares used for computing
the basic income per share	39,207,214	38,832,663	38,614,640
Adjustment in respect of incremental shares arising from the assumed
conversion of debentures convertible into shares	5,732,617	5,610,770	5,459,689

Weighted average number of shares used for computing
the diluted income per share	44,939,831	44,443,433	44,074,329

Net income per Ordinary share or ADS:	Year ended December 31
	2006	2005	2004

Basic	5.46	2.32	1.57

Fully diluted	4.92	2.26	1.54

Note: The data given above is according to Israeli GAAP.

Note 2 – Significant Accounting Policies, page F-11

v. Derivatives, page F-20

11.	Please tell us in detail how derivatives that hedge existing assets or liabilities are accounted for under Israeli GAAP. In doing so, address the recognition and classification of derivative instruments, measurement of derivative instruments and recognition of realized and unrealized gains and losses. Please also provide us with a description of derivative instruments existing assets and liabilities at each balance sheet date.

Israeli GAAP is silent in connection with derivative accounting. However Israeli accounting practice as to the derivative financial instruments and hedge transactions is bases on the prior US GAAP accounting literature (such as FAS 52 and 80), regardless of the fact that these pronouncements were nullified under the US GAAP new accounting literature for these issues (FAS 133).

Under Israeli GAAP, the Company accounts for its derivative instruments as hedging instruments. Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

In addition, through September 2005, the Company declared dividends in dollars. From time to time the Company entered into forward exchange contracts to hedge the NIS values of the dividend distributions over the period from declaration through actual payment. In accordance with Israeli GAAP exchange differences arising on the amount of dividend declared up to its payment are reported as part of the dividend; thus the gains and losses resulting from the hedging derivatives were also carried to the amount of the dividend.

In response to the Staff comment, the Company informs the Staff that no hedging derivative instruments were outstanding as of December 31, 2006 and 2005.

Note 3 – Investee Companies, page F-28

c. Proportionately consolidated companies, page F-29

12.	We note your disclosure in appendix I that the Loyalty Plan – partnership is proportionately consolidated. Given your 75% ownership of the partnership, please explain to us why it’s appropriate to proportionately consolidate the partnership under Israeli GAAP.

The Company noted the Staff comment and hereunder provides the Staff with the relevant details about this Partnership’s activities and the unique accounting treatment for the investment therein.

The Loyalty Plan-partnership was incorporated in 2005 as a result of an agreement for the establishment of a joint loyalty plan for the Company’s and Dor Alon’s (a related party) customers. This new enterprise was formed as a partnership held 75% by the Company and 25% by Dor Alon. (the “Loyalty Plan”).

The Loyalty Plan offers its customers a new credit card bearing the name “YOU”. The goal of the Plan is to promote customer loyalty to the Company and Dor Alon by, inter alia, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits. The major part of the Loyalty Plan’s activities reflects advertising and promotion efforts resulting in on-going expenses, and the accretion of the “points” to which the loyal customers are entitled. The partnership partially finances its activities through the annual member’s fees collected. The excess of the expenses incurred over the revenues collected is charged against the partners, in each period, partly in accordance with their relative share in the partnership, and partly based on their customers’ share in the relative benefit being utilized. Thus, the partnership results are zero. The amounts allocated and charged by the partnership are classified among the relative income statements line items based on their nature.

Due to the purpose of this entity and its legal structure (under which the main operational decision are taken by both sides) none of the partners is considered the controlling party.

The amounts of balance sheet items related to the partnership are negligible. Total expenses charged by the partnership for the year ended December 31, 2006, were approximately NIS 11 million and were not material.

The Company respectfully submits to the Staff that by the reference to proportionate consolidation the main purpose was to describe this unique accounting treatment under which equity results are classified, based on their nature, within the relevant line item of the holding company. The Company will amend future filings to further clarify this issue.

Note 18 – Effect of Material Difference Between Generally Accepted Accounting Principles in Israel and in the U.S.A page F-57

c. Proportionately consolidated companies, page F-29

13.	We note that other income (expense), net includes impairment of assets and other items that are classified in operating income under U.S. GAAP. Please disclose the nature and amount of each item which is included in other income (expense), net under Israeli GAAP that is classified in operating income pursuant to U.S. GAAP.

The Company noted the Staff comment and hereby clarifies to the Staff that all other income (expenses) for the reported years as further detailed in note 15k to the financial statements , except for gains from realization of investments in investees, even though classified under Israeli GAAP as non-operating items should be reclassified as part of the operating results under US GAAP.

The Company will include such clarification in the note regarding material differences between generally accepted accounting principles in Israel and the U.S. in its future filings.

a.4. Derivative instruments, page F-58

14.	It appears that the difference in accounting between Israeli and U.S. GAAP for lease agreements denominated in currencies other than your functional currency arose during the most recent year. Please tell us when you entered into these lease agreements or otherwise advise.

In 2006, the Company identified a number of lease agreements denominated in currencies other than the Company’s functional currency which had existed for many years.

Under Israeli GAAP such agreements do not result in accounting implications. However, for the purpose of its financial statement’s note with regard to the “Effect of material differences between generally accepted accounting principles in Israel and in the U.S.A”, the Company examined those agreements in order to identify any embedded derivatives that should be bifurcated. The effect of the implementation of the above U.S. GAAP accounting treatment on the years prior to 2006 was immaterial. Since the effect of recording the prior years adjustments in the 2006 financial statements was also immaterial, the Company recorded the aggregate impact of this accounting treatment in the results of 2006.

In 2007, as part of the anticipated implementation of IFRS in Israel, the Company reevaluated the measurement of its derivatives which resulted in immaterial differences to the derivative’s fair values. These differences did not affect the conclusion of the above analysis, and due to their immateriality they will be incorporated in the 2007 annual financial statements.

a.9. Convertible debentures, page F-61

15.	Reference is made to your disclosure in the last paragraph. It appears that you are referring to the NIS million series A convertible debenture issued in August 2006 by BSRE as disclosed in Note 3.d. on page F-30. Please tell us and clarify your disclosure in future filings to identify the convertible debentures you arte referring to. In addition, please explain to us why the contract is not a conventional convertible debt instrument as defined in EITE 05-2 and why the embedded conversion feature is considered a derivative for purposes of SFAS 133 with reference to the applicable requirement of paragraphs 12-32 of EITF 00-19. Conversely, if applicable, please explain to us why the convertible debentures issued in August 2003 as disclosed in note 7.b on page F-36 are conventional convertible debt instrument and why the embedded conversion feature is not considered an embedded derivative.

The Company noted the Staff comment and advises the Staff that in its primary financial statements reported in accordance with Israeli GAAP the Company applied the provisions of the Israeli Accounting Standard No. 22, as more fully described in note 2k to the 2006 annual financial statements.

For the disclosure of the effect of the material differences between generally accepted accounting principles in Israel and in the US, the Company has performed the following analysis to detect whether the conversion features embedded in the Group’s convertible debentures qualify for the definition of par. 11a to FAS 133.

In August 2003, the Company issued NIS 400 million par value convertible debentures (Series B) to institutional investors. In 2006, BRSE made an offering of NIS 100,000,000 par value of registered Series A debentures, which are convertible into BRSE ordinary shares. For these both series the conversion ratio is subject to adjustments in the event of distribution of bonus shares, cash dividends (not only nonrecurring) and issuance of rights. Due to this feature the debentures are not considered to be a conventional convertible debt instrument as defined in EITF 05-2.

The Company advises the Staff that it considered all the applicable requirements of paragraphs 12-32 to EITF and reached the following conclusions:

The conversion feature embedded in the Company’s convertible debentures, examined on a stand alone basis would have been classified as equity and thus should not be regarded as a derivative and not be subject to bifurcation.

The conversion feature embedded in the BRSE debentures does not comply with all of EITF 00-19 requirements and therefore was bifurcated from the host contract. The reason for not qualifying for equity classification is that BRSE is obliged to distribute cash dividends based on its recent prospectus commitment. As such distribution is not in the control of the company, this results in an adjustment to the conversion ratio that cannot be adequately predicted and thus cannot be analyzed in view of the provisions of EITF 00-19 (reserve of sufficient authorized shares).

The Company noted the Staff comment as to further clarification as to which convertible debentures the accounting treatment relates to. This further disclosure will be provided in future filings.

a.11. Leasehold rights from the Israel land administration authority (ILAA), page F-62

16.	Regarding amortization of leasehold rights under U.S. GAAP over initial lease terms plus renewal option period, please tell us why renewals appear to be reasonably assured at the inception of the leases. Refer to paragraphs 5.f. and 5.o. of SFAS 13. Please also tell us why land leasehold rights are properly classified as fixed assets as opposed to intangible assets under U.S. GAAP.

The Israel Land Administration Authority (“ILAA”) is a governmental agency that owns most of the land in Israel, and is responsible for managing this property. “Ownership” of real estate in Israel usually means leasing rights from the ILAA for 49 or 98 years.

Substantially all of the Company’s lease agreements with the ILAA are for periods of 49 years with a renewal option that allows the Company, at its discretion, to renew the lease for another period of 49 years for an additional payment which is at a bargain price (as defined in par 5e of FAS 13, Accounting for Leases). In addition, according to FAS 13, an option is “reasonably assured” of exercise due to economic penalties external to the lease agreement. The Company constructs buildings on the leased land, whose expected useful lives is beyond the initial term of the land lease. Taking into consideration such economic factors, which are external to the lease agreement, also supports the Company’s view that these renewals are reasonably assured.

Lease agreements with the ILAA are for long periods, and in many ways, the lessee owns the risks and rewards of the owner of the leased land. As the extension of the leases is probable, the Company constructs buildings on the leased land from the ILAA, which serve its business. The Company views these two components together as one long lived asset (the land and the building erected thereon) and thus it is classified under the same line item within the PPE.

c. Recently issued accounting pronouncements in the United States, page F65

17.	Reference is made to your disclosure in 6 on page 67 regarding adoption of SAB 108 and the related adjustment amortize land lease rights from the Israeli Land Administration Authority disclosed in note a.11. on page F-62. Please tell us the approach you previously applied for quantifying the misstatements in prior year financial statements. Considering the approach applied, tell us the effect of the error in applying U.S. GAAP on your fiscal 2005 and 2004 financial statements and provide us with your assessments of materiality. Refer to SAB Topic 1:M.

In previous years, the Company applied the “roll-over” method for quantifying the effect of financial statements misstatements. The roll-over method focused primarily on the impact of the misstatement on the income statement-including the reversing effect of prior year misstatements.

The effect of the misstatement relating to the non-recognition of the annual amortization of land lease rights from the Israeli Land Administration Authority in each of the years 2004 and 2005, analyzed using the “roll-over” method, amounted to NIS 3.8 million (before tax and minority interest) million, which approximated 4% and 3% of income before taxes for the respective years. Had the Company included this additional amortization expense the EPS would have been decreased by a NIS 0.06 and NIS 0.06 for 2004 and 2005.

The Company considered the provisions of SAB 99 regarding materiality using the following quantitative and qualitative factors:

1)	As described above, the effect of the misstatements do not exceed 5% of the Company’s income before tax for each of the reported years, and therefore, based on quantitative factors, is not considered to be material.

2)	The qualitative factors which were considered by the Company, and were the basis for its conclusion that the misstatement was not material, are as follows:
—	The misstatement did not hide a failure to meet analysts’ consensus expectations of the Company.
—	The misstatement did not change a loss into income or vice versa.
—	The misstatement did not affect management compensation.
—	The misstatement did not affect the Company’s compliance with regulatory requirements.
—	The misstatement did not affect any loan covenant.
—	The misstatement did not involve any concealment of an unlawful transaction.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The implementation of the provisions of SAB 108 resulted with the abovementioned misstatement being material and thus SAB 108 was initially applied using the cumulative effect transition method.

The Company considered the effects of prior years misstatements according to the SAB 108 guidance. Management considered the above quantitative and qualitative factors according to SAB 99 and concluded that the misstatements were not material.

The Company would like to advise the Staff that the adjustments to consolidated balance sheets of the Company as of December 31, 2005 and 2006, as presented in Note 18 – Effect of Material Difference Between Generally Accepted Accounting Principles in Israel and in the U.S.A, included an error related to the presentation of certain retirement obligations and related investments intended to fund the obligation. The financial statements presented the amounts on a net basis as required under Israeli GAAP, whereas such amounts should have been presented on a gross basis in accordance with U.S. GAAP. Consequently, total US GAAP assets and total US GAAP liabilities as of December 31, 2005 and 2006 were misstated by NIS 104,830 thousand and NIS 121,093 thousand, respectively, with no effect on earnings or shareholders’ equity. The Company believes the correction represents an immaterial correction of an error, and will revise its future filings to correct the abovementioned error.

In addition, the Company acknowledges to the Staff that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

—	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at 972-3-928-2220.

Very truly yours, /s/ Dror Moran Dror Moran Chief Financial Officer

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.972-3-9282222